SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of June 2018

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR MAY TRAFFIC GROWS 6% TO 12.5M CUSTOMERS

LOAD FACTOR RISES 1% TO 96% ON LOWER FARES

Ryanair, Europe's No.1 airline, today (5 June) released May traffic statistics as follows:
●    Traffic grew 6% to 12.5m customers
●    Load factor rose 1% to 96%
●    Rolling annual traffic to May grew 8% to 132.1m customers
●    ATC strikes and staff shortages cause cancellation of over 1,100 flights in May 18 vs. 43 in May 17

	May 17	May 18	Change
Customers	11.8M	12.5M	+6%
Load Factor	95%	96%	+1%

Ryanair's Kenny Jacobs said:

"Ryanair's May traffic grew by 6% to 12.5m customers, while our load factor rose 1% to
96%, on the back of lower fares.

Regrettably over 200,000 Ryanair customers had their flights cancelled in May because of ATC strikes (mostly French), ATC staff shortages and thunderstorms. Ryanair calls for immediate EU Commission action to prevent more ATC strikes and staff shortages disrupting the travel plans of Europe's consumers this summer."

ENDS

For further information
please contact:
Robin Kiely                           Piaras Kelly
Ryanair DAC                         Edelman Ireland
Tel: +353-1-9451949            Tel: +353-1-6789333
press@ryanair.com                ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 05 June, 2018

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary